

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03024428

File Number: 82.2994

30 June 2003

SUPPL

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Neverfail Springwater Limited (**"Neverfail"**)

ACN/ARSN ACN 003 559 619

1. Details of substantial holder (1)

Name Coca-Cola Amatil Limited (**"CCA"**) and each of the companies set out in Annexure A (together **"CCA Group"**).

ACN (if applicable) 004 139 397

There was a change in the interests of the substantial holder on **27/06/03**

The previous notice was given to the company on **26/06/03**

The previous notice was dated **26/06/03**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary shares	78,489,426	81.67%	80,171,689	83.42%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/06/03 to 27/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of acceptances being received by CCA in respect of the offers made by CCA under its takeover bid to acquire all of the ordinary shares in Neverfail, the terms of which are set out in the bidder's statement which is dated 29 April 2003 and which has previously been sent to Neverfail and ASX on 29 April 2003 (**"Takeover Bid"**).	A$2.35 per share.	1,652,477 ordinary shares as follows: 26/06/03 - 221,945 27/06/03 - 1,430,532	1,652,477
27/06/03	CCA	CCA's relevant interest in Neverfail has increased under section 608(1) as a result of purchases of ordinary shares in Neverfail through on market transactions on ASX.	A$2.35 per share.	29,786 ordinary shares	29,786


RECEIVED
PROCESSING
JUL 09 2003

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
CCA	CCA, or if the transfers have not yet been registered, those persons whose acceptances have been received by CCA in respect of the offers made by it under the Takeover Bid or who have sold shares in Neverfail to CCA through on market transactions on ASX.	CCA	Relevant interest under section 608(1)	80,171,689 ordinary shares	80,171,689 ordinary shares

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	*Nature of association*
Not applicable	Not applicable

6. Addresses

The addresses of persons named in this form are:

Name	Address
CCA	71 Macquarie Street, Sydney, NSW, Australia
CCA Group (other than CCA)	Refer to Annexure A

Signature

print name	David A. Wylie	capacity	Secretary
sign here	[signature]	date	30 / 6 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:
  (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

  (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

  See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

This is Annexure A of 1 page referred to in Form 604 "Notice of change of interests of substantial holder"

Print name: David A Wylie
Signed:

Capacity: Secretary
Date: 30 June 2003

Companies and addresses

AIS Trading Pte Ltd	6 Battery Road, #31-03 Singapore 049909
AIST Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Amatil Investments (Singapore) Pte Ltd	6 Battery Road, #31-03 Singapore 049909
Coca-Cola Amatil (Fiji) Ltd	Ratu Dovi Road, Laucala Beach Estate, Fiji
PT Coca-Cola Bottling Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
PT Coca-Cola Distribution Indonesia	Plasa Aminta 3rd Floor, Suite 302, Jalan Let. Jend. TB Simatupang Kav. 10, Jakarta 12310 Indones
Associated Products & Distribution Pty	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (PNG) Pty Ltd	Erica Street, Lae, Morobe Province, Papua New Guinea
Beverage Distributors Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
C-C Bottlers Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Sales) Ltd	71 Macquarie Street, Sydney, NSW Australia
CC Amatil Holdings UK	C/- Hackwood Secretaries Ltd, One Silk Street, London, United Kingdom
CC Amatil Netherlands BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
C.C.K. Holdings I Ltd	57/63 Linewall Road, Gibralta
C.C.K. Holdings II Ltd	57/63 Linewall Road, Gibralta
CCKBC (Netherlands) Holdings I BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
CCKBC (Netherlands) Holdings II BV	Rokin 55, 1012 KK, Amsterdam, Netherlands
Coca-Cola Korea Bottling Company, Ltd	84-11, 5-Ka, Namdaemun-Ro, Chung-Ku, Seoul 100-753, South Korea
Coca-Cola Amatil (Aust) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Apand Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NQ) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (NSW) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (Qld) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Beverage Bottlers (SA) Pty Ltd (in liquidation)	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Amatil (Holdings) Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Coca-Cola Holdings NZ Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Coca-Cola Amatil (NZ) Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Matila Nominees Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacbev Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Australia Pty Ltd	71 Macquarie Street, Sydney, NSW Australia
Pacific Beverages Happy Valley Fruit Juice Cordial Ltd	Oasis Road, Mt Wellington, Auckland 6, New Zealand
Vending Management Services Limited	Oasis Road, Mt Wellington, Auckland 6, New Zealand



Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


SEC MAIL PROCESSING
RECEIVED
JUL 09 2003
WASH

File Number: 82.2994

27 June 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

SUPPL

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Coca-Cola Amatil Limited ABN 26 004 139 397-
Offer for Shares in Neverfail Springwater Limited ABN 43 003 559 519

To:

1. **Neverfail Springwater Limited ABN 43 003 559 519 ("Neverfail")**

2. **Everyone to whom Coca-Cola Amatil Limited ABN 26 004 139 397 ("CCA") made offers dated 13 May 2003 to acquire shares in Neverfail ("Offers")**

CCA hereby gives notice under section 650D of the Corporations Act that it varies the Offers by extending the period during which the Offers will remain open for acceptance by 11 days so that the Offers are now scheduled to close at 7:00pm (Sydney time) on 8 July 2003.

The Offers, as set out in section 5 of the bidder's statement relating to the Offers dated 29 April 2003 (as amended by Notices of Variation of Offers dated 5 June 2003, 13 June 2003 and 20 June 2003) are further amended by replacing the first paragraph of section 5.5 of that bidder's statement, as amended, with the following:

> "Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 8 July 2003".

The Offers are also amended by replacing all references to "13 June 2003" (previously amended to "27 June 2003") in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "8 July 2003".

Dated: **27 June 2003**

Approved by a resolution passed by the directors of Coca-Cola Amatil Limited.

Signature of David Wylie
Secretary, Coca-Cola Amatil Limited

A copy of this notice was lodged with the Australian Securities and Investments Commission on 27 June 2003. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.


COCA-COLA AMATIL

Fifth Supplementary Bidder's Statement

relating to a Cash Offer

from

Coca-Cola Amatil Limited, ABN 26 004 139 397

to acquire all of your ordinary shares in

Neverfail Springwater Limited, ABN 43 003 559 519

1. Preliminary

1.1 Fifth Supplementary Bidder's Statement

This document is a further supplementary bidder's statement given pursuant to Chapter 6 of the Corporations Act 2001 ("**Fifth Supplementary Bidder's Statement**").

It is the fifth Supplementary Bidder's Statement prepared by Coca-Cola Amatil Limited, ABN 26 004 139 397 ("**CCA**") in relation to a cash offer from CCA to acquire shares in Neverfail Springwater Limited, ABN 43 003 559 519 ("**Neverfail**") contained in section 5 of CCA's bidder's statement dated 29 April 2003 (the "**Original Bidder's Statement**") (as supplemented by a supplementary bidder's statement dated 8 May 2003, a second supplementary bidder's statement dated 5 June 2003, a third supplementary bidder's statement dated 13 June 2003 and a fourth Supplementary Bidder's Statement dated 20 June 2003 (the "**Supplementary Bidder's Statements**")). This Fifth Supplementary Bidder's Statement supplements, and is to be read together with, the Original Bidder's Statement and the Supplementary Bidder's Statements.

1.2 Defined Terms

A number of defined terms are used in this Fifth Supplementary Bidder's Statement. Terms which are not defined in this Fifth Supplementary Bidder's Statement have the meaning given to them in Section 9 of the Original Bidder's Statement (as supplemented by the Supplementary Bidder's Statements).

1.3 Letter to shareholders

Attached as Annexure A to this Fifth Supplementary Bidder's Statement is a copy of a letter from CCA to Neverfail shareholders dated 27 June 2003.

Mr Bryan Frith has given his consent to the inclusion of the quote attributed to him in the letter attached as Annexure A in the form and context in which it is included and has not withdrawn that consent before this Fifth Supplementary Bidder's Statement was lodged with ASIC.

Dated: 27 June 2003

SIGNED on behalf of Coca-Cola Amatil Limited ABN 26 004 139 397 by David A Wylie, Secretary, who is authorised to sign this Supplementary Bidder's Statement following a resolution of the directors of Coca-Cola Amatil Limited

....

David A Wylie

Annexure A

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA

> *"If CCA gets control, but fails to satisfy the compulsory acquisition criteria, Neverfail's share price will almost certainly tank - perhaps back to its pre-bid level of $1.80. CCA could well end up with about 80 per cent, and if it does it could move to 90 per cent over the next couple of years, by utilising the "creeping takeover" provisions, and then buy out the remaining minority under the 90 per cent general compulsory acquisition rule."* – ***Bryan Frith, The Australian, 18 June 2003***

Friday, 27 June 2003

Dear Neverfail shareholder

ACT NOW TO RECEIVE $2.35 CASH FOR YOUR NEVERFAIL SHARES

I am writing to urge you to consider the **$2.35 cash** offer made by Coca-Cola Amatil Limited (CCA) to acquire your Neverfail Springwater Limited (Neverfail) shares (the Offer). CCA is seeking your acceptance before the close of the Offer, scheduled for **7.00pm (Sydney time) on 8 July 2003**. Please note that CCA's **$2.35 Offer price is final.**

CCA now holds more than 81% of Neverfail with Neverfail's eight largest shareholders (including Commonwealth Bank of Australia, ING Australia Limited, AMP Limited and JB Were Group Holdings Pty Limited) having substantially exited their shareholdings. Mr John Singleton has also accepted for Neverfail shares in which he has an interest.

RISKS IN REMAINING A MINORITY SHAREHOLDER IN NEVERFAIL

There are significant risks for you remaining as a minority shareholder in Neverfail. A number of these risks are highlighted in Neverfail's second supplementary target's statement (dated 24 June 2003 and available at the ASX website). CCA also brings to your attention the following:

- **Potential material fall in Neverfail's share price below CCA's $2.35 offer price** – the Neverfail share price will continue to be exposed to the equity market, as well as Neverfail's trading performance (in the two months prior to the announcement of CCA's Offer, Neverfail traded between $1.58 and $1.90 per share).

- **Uncertain outcome from business, financial and dividend review** – CCA intends in due course to appoint a majority of directors to the Neverfail Board who will as a matter of priority request a strategic review of the business operations of Neverfail, covering such matters as:
  - Current and expected future trading performance.
  - Working capital and capital expenditure requirements.
  - Efficiency of its capital structure.
  - Sustainability of the current dividend amount and payout policy.
  - Costs of running the protracted defence against CCA's Offer.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

- **Liquidity is likely to be severely impacted** – CCA already holds more than 81% of Neverfail shares resulting in few shares being available for trading, which may result in a more volatile share price and restrict the ability of Neverfail shareholders to sell their shares at an appropriate price. Further there is likely to be no institutional shareholders or institutional research coverage for Neverfail and Standard & Poor's (ASX's Operator of Australian Indices) has announced that Neverfail will be removed from all ASX indices effective 1 July 2003. This will mean that index funds will no longer be able to invest in Neverfail removing another source of demand for Neverfail shares.

- **Synergies are likely to be significantly reduced** – If CCA owns less than 100% of Neverfail, CCA will be prevented from implementing the full extent of the synergies it anticipated under full ownership, as:
  - Neverfail will continue to incur the costs associated with being a publicly listed company, including its corporate head office functions.
  - The distribution of Neverfail's brands to CCA's current retail customer groups of major foodstores, convenience and petroleum stores will not be as effective or efficient.
  - Neverfail will not benefit from the consumer marketing expertise of The Coca-Cola Company (TCCC), as the *Neverfail* brand will not be acquired by TCCC.
  - Neverfail's manufacturing capacity may no longer be needed to supplement CCA's production of bottled water due to the planned acquisition of Peat's Ridge Springs by CCA.
  - Other areas of potential cost savings, such as taking advantage of CCA's scale in purchasing and procurement, will be more difficult to implement.

No counter-bid has emerged or is likely to emerge, despite attempts by Neverfail directors to find an alternative bidder. CCA's Offer is very attractive and represents a premium of approximately 37% over the volume weighted average sale price of Neverfail shares between 26 February 2003 and 28 April 2003 (the day before CCA's announcement of its Offer for Neverfail).

If you accept the Offer you will be paid within 7 days and will incur no brokerage. You will have separately received a furher Acceptance Form, which outlines the procedure you must follow to accept CCA's Offer. I look forward to your acceptance before **7:00pm (Sydney time) on 8 July 2003** or earlier.

Yours sincerely

Mr David Gonski, AO
Chairman
Coca-Cola Amatil Limited

If you have any questions about the Offer or this letter, or about how to accept the Offer, please call 1300 135 842 at local call rates from within Australia or +61 3 9615 5970 from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.